111 Huntington Avenue Boston, MA 02199 Telephone: 617-239-0100 Fax: 617-227-4420 www.lockelord.com
Matthew C. Dallett Partner Direct Telephone: 617-239-0303 Direct Fax: 866-955-8690 matthew.dallett@lockelord.com

August 9, 2016

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes, Assistant Director

Re:	National General Holdings Corp.
Registration Statement on Form S-4
Filed March 3, 2016
File No. 333-209916

Dear Ms. Hayes:

On behalf of our client, National General Holdings Corp. (“National General”), we are providing this response to the further comments of the Staff of the Division of Corporation Finance, made in a telephone conversation with the undersigned on May 27, 2016, on the Registration Statement on Form S-4 that National General filed on March 3, 2016, as amended May 18, 2016. National General is filing herewith a further amendment to its Form S-4 (the “Form S-4/A2”) that includes the disclosures described below, a number of nonsubstantive clarifications, and necessary updating changes. Capitalized terms have the same respective meanings as when used in the Form S-4/A2.
The Form S-4/A2 clarifies that a person subscribing in the Offering will be entitled to revoke his or her subscription at any time during the 10 trading-day period ending on the Pricing Date, and until one hour after National General has provided the final VWAP on the specified website. As stated on page 53 of the prospectus/proxy statement, the instructions to the Stock Order Form that will be sent to the offerees (filed as Exhibit 99.2 to the Form S-4/A2) explain the mechanics of revocation.
Please contact me at (617) 239-0303 or matthew.dallett@lockelord.com if you have any questions or require any additional information.
Sincerely,
/s/ Matthew C. Dallett
Matthew C. Dallett

cc:	Jeffrey Weissmann, General Counsel and Secretary - National General Holdings Corp.
Michael P. Goldman, Sidley Austin LLP